Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188549

Registration No. 333-172792

Prospectus Supplement No. 3 to the Prospectus Dated May 10, 2013

Prospectus Supplement No. 21 to the Prospectus Dated August 30, 2011

Issued November 26, 2013

CROSSROADS SYSTEMS, INC.

This prospectus dated November 26, 2013 supplements and amends

(i)	our prospectus dated May 10, 2013 relating to 639,621 shares of our issued and outstanding common stock, 4,231,154 shares of our common stock issuable upon conversion of our 5.0% Series F Convertible Preferred Stock, 3,737,298 shares of common stock issuable upon exercise of warrants to purchase shares of our common stock and up to 627,587 shares of common stock that may be issued as dividends on the convertible preferred stock; and

(ii)	our prospectus dated August 30, 2011 relating to 3,154,579 shares of our common stock, 1,020,970 warrants to purchase shares of our common stock and the exercise of the warrants by those who purchased the warrants from selling security holders pursuant to this prospectus and 1,020,970 additional shares of common stock issuable upon exercise of the warrants for sale by our security holders from time to time.

You should read this prospectus supplement in conjunction with the prospectus dated May 10, 2013 and/or the prospectus dated August 30, 2011, each as supplemented from time to time, which should be delivered in conjunction with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectuses, including any amendments or supplements to the prospectuses. This prospectus supplement is qualified by reference to the prospectuses, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectuses and any amendments or supplements to the prospectuses.

This prospectus supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 2013.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of both our prospectus dated May 10, 2013 and our prospectus dated August 30, 2011 and under similar headings in any amendments or supplements to the prospectuses, including under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended October 31, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 21, 2013

CROSSROADS SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15331	74-2846643
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

11000 North Mo-Pac Expressway

Austin, Texas 78759
(Address of principal executive offices)

(512) 349-0300
Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) On November 21, 2013, Crossroads Systems, Inc. (the “Company”) appointed Richard K. Coleman, Jr., 57, as its President and Chief Executive Officer. Mr. Coleman had been serving as the Company’s interim President and Chief Executive Officer since May 8, 2013.

In addition to serving as a director of the Company, Mr. Coleman is a private investor and business advisor. His company, Rocky Mountain Venture Services (RMVS), has helped technology companies plan and launch new business ventures and restructuring initiatives since 1998. He has served in a variety of senior operational roles including CEO of Vroom Technologies, COO of Metronet Communications, and President of US West Long Distance, and has also held significant officer level positions with Frontier Communications, Centex Telemanagement, and Sprint Communications culminating in his appointment to lead its Technology Management Division. Mr. Coleman began his career as an Air Force Telecommunications Officer managing Department of Defense R&D projects. He has served as an Adjunct Professor for Regis University’s Graduate Management program and is a guest lecturer for Denver University, focusing on leadership and ethics. Mr. Coleman has served on a number of private, public, and non-profit boards and currently serves on the boards of directors of NTS, Inc., a NYSE MKT-listed broadband services and telecommunications company, where he serves as Chairman of the Strategy Advisory Committee, On Track Innovations Ltd., a Nasdaq-listed smart card company, and Aetrium Incorporated, a Nasdaq-listed equipment producer for the semiconductor industry, where he serves as Chairman of the Compensation Committee. Mr. Coleman holds a B.S. Degree from the United States Air Force Academy, an M.B.A. from Golden Gate University, and is a graduate of the United States Air Force Communications Systems Officer School.

(e) Also on November 21, 2013, the Company entered into an Amended and Restated Employment Agreement with Mr. Coleman (the “Agreement”), which Agreement amends and restates the employment agreement that Mr. Coleman had while he served as the Company’s interim President and Chief Executive Officer.

Term of Agreement. The Agreement has an initial term ending November 20, 2016, and its term is automatically renewed for successive one-year terms thereafter unless Mr. Coleman or the Company elects to terminate it.

Base Salary. The agreement provides for an annual base salary of $275,000 for Mr. Coleman, which is the salary that has been in effect since he became the Company’s interim President and CEO. His base salary may be increased in the discretion of the Board of Directors or its Compensation Committee.

Quarterly and Annual Performance Bonus. Mr. Coleman will be eligible for a quarterly performance bonus during the term of the Agreement, which quarterly performance bonus will have a target payout of $50,000 per fiscal quarter. In addition, Mr. Coleman will be eligible for an annual performance bonus during the term of the Agreement, which annual performance bonus will have a target of $75,000 per fiscal year. The amount paid to Mr. Coleman pursuant to these bonus payments will be based on the level of achievement, as determined by the Compensation Committee, of performance objectives that will be developed by the Compensation Committee in consultation with Mr. Coleman. The performance objectives are expected, but not required, to be based upon objectives such as (i) monetization of various parts of the Company’s intellectual property portfolio over specified time frames, (ii) cash position and/or cash flow and/or (iii) net income, profit or other earnings and operating performance measures. Except in connection with a Change of Control (as defined in the Agreement), Mr. Coleman must be employed with the Company on the last day of a fiscal quarter or fiscal year in order to be eligible for a quarterly performance bonus with respect to that period. If a Change in Control of the Company occurs during the term of the Agreement, the quarterly and annual performance bonus for the quarter and year in which the Change of Control occurs will be deemed to have been achieved at the “target” level.

Option Grant. In connection with the Agreement, Mr. Coleman received a grant of options to purchase 450,000 shares of the Company’s common stock. These options have an exercise price of $1.54 per share, such amount being the mean of the high and low sales prices of the Company’s common stock on November 21, 2013, as determined in accordance with the terms of the Company’s 2010 Stock Incentive Plan. Subject to Mr. Coleman’s continued employment with the Company, one-eighth of these options will vest quarterly, with the first one-eighth to vest on January 31, 2014. In addition, the unvested portion of these options will immediately vest upon the occurrence of a Change of Control, in the event that Mr. Coleman is terminated in circumstances other than a Termination for Cause (as defined in the Agreement) or in the event that Mr. Coleman resigns with Good Reason (as defined in the Agreement).

Benefits Upon Termination of Employment upon a Termination for Cause or a Resignation Other than for Good Reason. In the event that Mr. Coleman’s employment is terminated by him or by the Company in circumstances constituting a Termination for Cause or a resignation other than for Good Reason, Mr. Coleman will receive accrued and unpaid salary through the termination date and expense reimbursement.

Benefits Upon Termination of Employment without Cause or a Resignation for Good Reason. In the event that Mr. Coleman’s employment is terminated by the Company in circumstances that do not constitute a Termination for Cause or if Mr. Coleman resigns in circumstances constituting Good Reason, then all of Mr. Coleman’s options will accelerate and vest in full (unless an award agreement relating to such options explicitly provides otherwise); and Mr. Coleman will receive accrued and unpaid salary through the termination date, expense reimbursement, one year of severance pay equal to his then-current annual salary, payable over a 12-month period, and a lump sum payment equal to 100% of his target performance bonus for four fiscal quarters and 100% of his target bonus for one fiscal year as if he had remained employed by the Company through the relevant dates to be eligible for such amounts.

The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement filed as Exhibit 10.1 herewith and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Amended and Restated Employment Agreement, dated November 21, 2013, by and between Crossroads Systems, Inc. and Richard K. Coleman, Jr.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CROSSROADS SYSTEMS, INC.

Date: November 25, 2013	By:	/s/ Jennifer Crane
Name: Jennifer Crane
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amended and Restated Employment Agreement, dated November 21, 2013, by and between Crossroads Systems, Inc. and Richard K. Coleman, Jr.